                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                       OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  __________________ to _______________

Commission file number:  000-11478

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              TCA CABLE 401(K) PLAN
           3015 SSE Loop 323, P.O. Box 130489, Tyler, Texas 75713-0489

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               TCA CABLE TV, INC.
                   3015 SSE Loop 323, Tyler, Texas 75713-0489

                              REQUIRED INFORMATION

     The TCA Cable 401(k) Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits
--------------
10.     TCA Cable 401(k) Plan(*)
23.     Consent of Independent Auditors(*)
-----------------
*        Filed herewith

                              TCA CABLE 401(K) PLAN

                              FINANCIAL STATEMENTS
                       TOGETHER WITH AUDITORS' REPORT AND
                               SUPPLEMENTARY DATA

                           DECEMBER 31, 1996 AND 1995

                              TCA CABLE 401(K) PLAN
                           DECEMBER 31, 1996 AND 1995


                                TABLE OF CONTENTS


                                                                         Page(s)
                                                                         -------
INDEPENDENT AUDITORS' REPORT ...........................................       2

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits .....................       3

   Statement of Changes in Net Assets Available for Benefits ...........       4

NOTES TO FINANCIAL STATEMENTS ..........................................   5 - 8

SUPPLEMENTAL SCHEDULES .................................................  9 - 11

                       [HENRY & PETERS, P.C. LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of
TCA Cable 401(k) Plan
Tyler, Texas

We have audited the accompanying statements of net assets available for benefits of the TCA Cable 401(k) Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TCA Cable 401(k) Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ HENRY & PETERS, P.C.

September 24, 1997

                              TCA CABLE 401(K) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1996 AND 1995

                                                         1996           1995
                                                     -----------     -----------
ASSETS
   Investments:
     At fair market value:
       Common stock:
         TCA Cable, TV, Inc.                         $ 3,472,783     $ 2,769,075
         Miscellaneous corporate stock                        --             106
                                                     -----------     -----------
           Total common stock                          3,472,783       2,769,181

       Mutual funds:
         Merrill Lynch Growth Fund CL D                1,902,292              --
         Merrill Lynch Capital Fund CL D               7,925,659       8,374,715
         Merrill Lynch Corporate Bond Fund               223,447              --
         AIM Value Fund                                1,208,307              --
         Templeton Foreign Fund                          670,273              --
                                                     -----------     -----------
           Total mutual funds                         11,929,978       8,374,715

       Certificates of deposit                                --          92,979

       Participant notes receivables                     697,621              --
                                                     -----------     -----------
              Total investments                       16,100,382      11,236,875

   Receivables:
     Interest and dividend receivable                        508           4,436

   Cash                                                  251,764         584,693
                                                     -----------     -----------
                Total assets                          16,352,654      11,826,004

LIABILITIES
   Accounts payable                                           --           2,885
                                                     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                    $16,352,654     $11,823,119
                                                     ===========     ===========


See accompanying notes to financial statements.

                             TCA CABLE 401(k) PLAN
            STATEMENT OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                              ML           TCA           ML            ML             ML            AIM
                                          Retirement    Cable TV,      Growth        Capital       Corporate       Value
                                           Reserves        Inc.       Fund C1 D     Fund C1 D      Bond Fund       Fund
                                         -----------   -----------   -----------   -----------    -----------   -----------
ADDITIONS TO NET ASSETS
Investment income:
   Realized gain (loss)                  $        --   $   229,271   $     4,914   $    29,237    $       927   $     2,892
   Unrealized appreciation                        --        49,131       111,859       194,263          1,519        61,662
   Interest                                      305        10,340         2,842        13,723            242         1,887
   Dividends                                   6,614        59,435       137,575       644,950          9,533        59,588
                                         -----------   -----------   -----------   -----------    -----------   -----------
                                               6,919       348,177       257,190       882,173         12,221       126,029

Contributions:
   Employee Contributions                     51,007       125,986       202,092       919,141         23,941       170,153
   Employer Contributions                         --       644,393            --            --             --            --
   Transfer from plan merger                  54,861            --       399,988       572,537        155,025       107,096
                                         -----------   -----------   -----------   -----------    -----------   -----------
                                             105,868       770,379       602,080     1,491,678        178,966       277,249

Other additions to net assets
   Interfund transfers in                    208,569       300,387     1,108,053       756,691        101,176       886,687
   Loan repayments                             1,822        42,206        13,410        41,901            834         9,344
                                         -----------   -----------   -----------   -----------    -----------   -----------
                                             210,391       342,593     1,121,463       798,592        102,010       896,031
                                         -----------   -----------   -----------   -----------    -----------   -----------
     Total additions to net assets           323,178     1,461,149     1,980,733     3,172,443        293,197     1,299,309

DEDUCTIONS FROM NET ASSETS:
   Distributions                              43,292       138,703        17,644       551,597         18,666         7,428
   Loans issued                               13,370       113,662        48,851       536,912          1,935        29,869
   Administrative fees                            69         1,540           465         6,066             29           312
   Interfund transfers (out)                  26,974       503,536        11,481     2,526,925         49,120        53,393
   Other debits                                3,500            --            --            --             --            --
                                         -----------   -----------   -----------   -----------    -----------   -----------
     Total deductions from net assets         87,205       757,441        78,441     3,621,500         69,750        91,002
                                         -----------   -----------   -----------   -----------    -----------   -----------
     Net increase (decrease)                 235,973       703,708     1,902,292      (449,057)       223,447     1,208,307

NET ASSETS AVAILABLE FOR PLAN BENEFITS
   Beginning of year                              --     2,769,075            --     8,374,716             --            --
                                         -----------   -----------   -----------   -----------    -----------   -----------
   END OF YEAR                           $   235,973   $ 3,472,783   $ 1,902,292   $ 7,925,659    $   223,447   $ 1,208,307
                                         ===========   ===========   ===========   ===========    ===========   ===========

                                          Templeton      Pending                                       Non-
                                           Foreign      Settlement       Loan           ML         participant
                                            Fund          Fund           Fund          Cash          directed        Total
                                         -----------   -----------   -----------    -----------    -----------    ------------
ADDITIONS TO NET ASSETS
Investment income:
   Realized gain (loss)                  $     1,877   $        --    $        --    $        --    $       158    $   269,276
   Unrealized appreciation                    37,036            --             --             --             --        455,470
   Interest                                      630            --             --          1,476            559         32,004
   Dividends                                  27,108            --             --         13,771             --        948,574
                                         -----------   -----------    -----------    -----------    -----------    -----------
                                              66,651            --             --         15,247            717      1,715,324

Contributions:
   Employee Contributions                     94,758            --             --             --             --      1,587,078
   Employer Contributions                         --            --             --             --             --        644,393
   Transfer from plan merger                  36,012            --         51,967             --             --      1,377,486
                                         -----------   -----------    -----------    -----------    -----------    -----------
                                             130,770            --         51,967             --             --      3,608,957

Other additions to net assets
   Interfund transfers in                    551,412       707,755             --             --          2,912      4,623,642
   Loan repayments                             3,023            --       (112,540)            --             --             --
                                         -----------   -----------    -----------    -----------    -----------    -----------
                                             554,435       707,755       (112,540)            --          2,912      4,623,642
                                         -----------   -----------    -----------    -----------    -----------    -----------
     Total additions to net assets           751,856       707,755        (60,573)        15,247          3,629      9,947,923

DEDUCTIONS FROM NET ASSETS:
   Distributions                               5,354            --          3,719             --         (3,757)       782,646
   Loans issued                               17,314            --       (761,913)            --             --             --
   Administrative fees                           119            --             --             --             --          8,600
   Interfund transfers (out)                  58,796       695,748             --        599,257         98,412      4,623,642
   Other debits                                   --            --             --             --             --          3,500
                                         -----------   -----------    -----------    -----------    -----------    -----------
     Total deductions from net assets         81,583       695,748       (758,194)       599,257         94,655      5,418,388
                                         -----------   -----------    -----------    -----------    -----------    -----------
     Net increase (decrease)                 670,273        12,007        697,621       (584,010)       (91,026)     4,529,535

NET ASSETS AVAILABLE FOR PLAN BENEFITS
   Beginning of year                              --            --             --        584,010         95,318     11,823,119
                                         -----------   -----------    -----------    -----------    -----------    -----------
   END OF YEAR                           $   670,273   $    12,007    $   697,621    $        --    $     4,292    $16,352,654
                                         ===========   ===========    ===========    ===========    ===========    ===========

See accompanying notes to financial statements.

                              TCA CABLE 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

NOTE 1 - DESCRIPTION OF PLAN
   The following description of the TCA Cable 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   GENERAL
   The Plan is a defined contribution plan covering all eligible employees. Each employee becomes eligible on the first day of the month which is on or after his employment anniversary date. Employment anniversary date means the date which is twelve months after the employee's employment commencement date regardless of the number of hours of service completed during that period of time. Mandatory participation is required for employees. It is subject to the provisions of the Employee Retirement Income Securities Act of 1974 (ERISA).

   PLAN TRUSTEE
   The Merrill Lynch Trust Company serves as the Trustee for the Plan and is responsible for managing the Plan's investment assets. Merrill Lynch also serves as custodian of the Plan's assets. In November, 1995, substantially all of the Plan's assets were transferred to Merrill Lynch in anticipation of a Plan amendment to allow participant-directed investments (see Note 3).

   CONTRIBUTIONS
   Contributions to the Plan are made by the participants and TCA Cable TV, Inc., the employer. Participants are required to contribute at least 1% of their compensation to the Plan, but may make contributions up to 15% for the year ended December 31, 1996. Participants were limited to a maximum contribution of up to 10% of their compensation for the year ended December 31, 1995. Contributions for 1996 and 1995 were limited to a maximum of $9,500. This contribution is made by regular payroll deductions which are promptly paid by the employer to the Trustee. The employer makes contributions to the Plan which match contributions made by participants to the following extent:

       Participants Elective Deferral            Employer Matching
             as a percentage of                 as a percentage of
          Considered Compensation            Considered Compensation
       ------------------------------        -----------------------
       First 2% of compensation              Employer will match 100%
       Next 2% of compensation               Employer will match 50%

   In addition to matching contributions, the employer may, but is not required to, make discretionary contributions to the Plan in an amount determined by the employer. All employer contributions shall be made from either the current or accumulated earnings and profits, or both. If current and accumulated earnings and profits are not sufficient to pay the employer's matching contribution, then the employer's matching contribution to each participant shall be reduced proportionately.

   PARTICIPANT ACCOUNTS
   Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and
   (c) forfeitures of terminated participant's nonvested accounts. Allocation of the Company's matching contribution is based on participant's corresponding contributions. The employer's discretionary contribution if any, is allocated equally to all participants who are employed as of the last day of the Plan year. On the last day of each calendar quarter, the income of the Plan is allocated to each separate account in proportion to its account balance. Forfeitures are allocated on a per capita basis to all participants who are actively employed as of the last day of the Plan year in which the forfeitures are determined to occur.

                              TCA CABLE 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                                    CONTINUED


NOTE 1 - DESCRIPTION OF PLAN - CONTINUED
   INVESTMENT OPTIONS
   Upon enrollment in the Plan, a participant may direct employee contributions, employer profit sharing contributions, if any, and employer matching contributions to any of six options provided by Merrill Lynch Trust Company or in TCA Cable TV, Inc. stock. Participants may modify investment elections or transfer existing account balances on a daily basis.

   VESTING
   Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. The vesting percentages currently in effect are as follows:

     Years of Service               % Vested
     -----------------              --------
     Less than 3                        0%
     3 but less than 4                 20%
     4 but less than 5                 40%
     5 but less than 6                 60%
     6 but less than 7                 80%
     7 or more                        100%

   PAYMENT OF BENEFITS
   The vested portion of the participant's benefits will be distributed to the participant or his beneficiary in the form of a single lump-sum payment.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
   If available, quoted market prices are used to value investments. The amounts shown in Note 5 for securities that have quoted market price represent estimated fair value.

   ESTIMATES
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - PLAN AMENDMENTS
   TCA Management Company adopted a prototype plan from Merrill Lynch, Pierce, Fenner and Smith, Incorporated, effective January 1, 1996. This amendment allows for participant-directed investment options, participant loans, and increased the maximum annual individual salary deferral to 15% of compensation, or $9,500, whichever is less. A favorable determination letter was received from the Internal Revenue Service, allowing the continued qualification of the Plan as a qualified trust under Section 401(a) of the Internal Revenue Code.

   TCA Management Company adopted an amendment to convert to a 401(k) Plan effective January 1, 1993. This allows Plan participants to defer taxable income by electing lower current compensation and contributing the reduction in compensation to a qualified 401(k) Plan. The remaining provisions of the Plan have not changed. A determination letter from the Internal Revenue Service was received August 17, 1994.

                              TCA CABLE 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                                    CONTINUED


NOTE 4 - INVESTMENTS
   The Plan's investments are held by a bank-administered trust fund. The following table presents the fair market value of all investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                        FAIR MARKET VALUE OF INVESTMENTS

                                                     December 31, 1996
                                           -------------------------------------
                                           Number of     Market
                                            Shares        Value          Cost
                                           ---------   -----------   -----------
Common Stock

  TCA Cable TV, Inc.                         115,279   $ 3,472,783   $ 2,450,224

Mutual Funds

  Merrill Lynch Growth Fund CL D              72,969     1,902,292     1,790,433
  Merrill Lynch Capital Fund CL D            255,502     7,925,659     7,813,920
  Merrill Lynch Corporate Bond Fund           19,618       223,447       221,928
  AIM Value Fund                              41,451     1,208,307     1,146,645
  Templeton Foreign Fund                      64,698       670,273       633,237
                                                       -----------   -----------
    Total mutual funds                                  11,929,978    11,606,163
                                                       -----------   -----------
      Total investments                                $15,402,761   $14,056,387
                                                       ===========   ===========

                                                     December 31, 1995
                                           -------------------------------------
                                           Number of     Market
                                            Shares        Value          Cost
                                           ---------   -----------   -----------
Common Stock

  TCA Cable TV, Inc.                         100,238   $ 2,769,075   $ 1,794,893
  Miscellaneous corporate stock                   --           106           106
                                                       -----------   -----------
    Total common stock                     2,769,181     1,794,999

Mutual Funds

  Merrill Lynch Capital Fund CL D            274,311     8,374,715     8,907,923

Certificates of Deposit                           --        92,979        93,000

                                                       -----------   -----------
      Total investments                                $11,236,875   $10,795,922
                                                       ===========   ===========

During 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

TCA stock                                                $ 278,402
Miscellaneous other stock                                      158
Mutual Funds                                               446,186
                                                         ---------
  Total                                                  $ 724,746
                                                         =========

                              TCA CABLE 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995
                                    CONTINUED


NOTE 5 - PLAN TERMINATION
   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan with respect to either a portion or all of the participants by delivering to the Trustee written notice of such termination. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 6 - PLAN MERGER
   On May 17, 1996, the Donrey Media Group's Retirement Savings Plan was merged in the TCA Cable 401(k) Plan. The transferred net assets have been recognized in the accounts of the TCA Cable 401(k) Plan as of May 17, 1996, at their balances as previously carried in the accounts of the Donrey Media Group's Retirement Savings Plan. The changes in net assets of the combined plans are included in the statement of changes in net assets available for benefits. A summary of the transferred assets follows:

Investments, at fair value                      $1,325,518
Participant notes receivable                        51,968
                                                ----------
  Total                                         $1,377,486
                                                ==========

                             SUPPLEMENTAL SCHEDULES:


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                                                                 EIN# 75-1798187

                              TCA CABLE 401(K) PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                                           -------------------------------------
                                           Number of     Market
                                            Shares        Value          Cost
                                           ---------   -----------   -----------
Common Stock

  TCA Cable TV, Inc                          115,279   $ 3,472,783   $ 2,450,224

Mutual Funds

  Merrill Lynch Growth Fund CL D              72,969     1,902,292     1,790,433
  Merrill Lynch Capital Fund CL D            255,502     7,925,659     7,813,920
  Merrill Lynch Corporate Bond Fund           19,618       223,447       221,928
  AIM Value Fund                              41,451     1,208,307     1,146,645
  Templeton Foreign Fund                      64,698       670,273       633,237
                                                       -----------   -----------
    Total mutual funds                                  11,929,978    11,606,163
                                                       -----------   -----------

Merrill Lynch Cash                                         251,764       251,764


Participant notes receivable                               697,621       795,203

      Total                                            $16,352,146   $15,103,354
                                                       ===========   ===========

                                                                EIN# 75-1798187

                              TCA CABLE 401(K) PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1996

                                                                                          Current
                                                                 Cost        Value on       Net
 Identity of            Description of   Purchase   Selling       of        Transaction    Gain
Party Involved               Asset        Price       Price      Asset          Date      or (Loss)
--------------          --------------   --------   -------   -----------   -----------   ---------
Donrey Media             Various         $     --   $    --   $        --   $ 1,377,486   $       --

TCA Cable                Common stock     various        --     1,182,770     1,182,770           --
   TV, Inc.

M L Capital              Mutual Fund      various        --    11,403,877    11,403,877           --
   Fund

M L Capital              Mutual Fund           --   various      3,589,712    3,618,948       29,236
   Fund

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           TCA CABLE 401(K) PLAN

                                           By: TCA Compensation Committee


Date:  March 26, 1998                      By: /s/ A.W. Riter, Jr.
                                               --------------------------------
                                               Committee Member

                   INDEX TO EXHIBITS

Exhibit No.              Exhibit


Ex. 10             TCA Cable 401(k) Plan

Ex. 23             Consent of Auditors

                                   EXHIBIT 10

                              TCA CABLE 401(K) PLAN